BresaGen

24 May, 2005

05008672

SEC
The Office of International
Corporate Finance
450 5th Street North West
Stop 3-2
Washington DC 20549
USA

SEC MAIL RECEIVED PROCESSING
JUN 06 2005
WASH. D.C. 209 SECTION

Attention: Paul Dudak

SUPPL

Dear Paul

Company Announcements

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135 to file home country announcements, please find the following announcements which have recently been made through the Australian Stock Exchange –

1. Notice of change of interests of substantial holder dated 13 May, 2005.
2. Notice of change of interests of substantial holder dated18 May, 2005.
3. Notice of initial substantial holder dated 17 May, 2005.
4. Appendix 3Y – Change of Director's Interest Notice dated 16 May, 2005.
5. Appendix 3Y – Change of Director's Interest Notice dated 23 May, 2005.
6. Chairman's Address to Shareholders dated 24 May, 2005.
7. Results of EGM dated 24 May, 2005.

Yours sincerely

PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

T.M. Fenton

Trudy Fenton
Corporate Administrator

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BRESAGEN LIMITED

ACN/ARSN 007 988 767

1. Details of substantial holder(1)

Name ADELAIDE RESEARCH & INNOVATION PTY LTD (ARI)

ACN/ARSN (if applicable) 008 027 085

There was a change in the interests of the substantial holder on ~~/ /~~ 11/05/05

The previous notice was given to the company on ~~/ /03~~ 11/9/03

The previous notice was dated 8/9/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	3522 526	6.5%	2584808	4.75%.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
8/9/03	ARI			75,000	75 000
10/5/05	ARI			458 718	458 718
11/5/05	ARI			170,000	170,000
12/5/05	ARI			234,000	234,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
ARI	ARI	ARI			2,584,808

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address

Signature

print name PAUL DULDIG capacity DIRECTOR

sign here [signature] date 13 / 5 / 05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BRESAGEN LIMITED

ACN/ARSN 007 988 767

1. Details of substantial holder(1)

Name ADELAIDE RESEARCH + INNOVATION PTY LTD (ARI)

ACN/ARSN (if applicable) 008 027 085

There was a change in the interests of the substantial holder on 16/5/05

The previous notice was given to the company on 13/5/05

The previous notice was dated 13/5/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	3522 526	4.75%	2,584,808	0

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13/5/05	ARI			100,000	100,000
16/5/05	ARI			2484808	2484 808

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
ARI	ARI	ARI			0

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address

Signature

print name PAUL DULDIG capacity DIRECTOR

sign here Paul M Duldig date 18/5/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	BresaGen Ltd
ACN/ARSN	ACN 007 988 767

1. Details of substantial holder (1)

Name	Australian Technology Innovation Fund Limited (ATIF)
ACN/ARSN (if applicable)	ACN NO. 098 694 690

The holder became a substantial holder on 16 /05 /05

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	7,717,808	7,717,808	6.70%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
ATIF	Registered holder	Ordinary 7,717,808

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
ATIF	ATIF	ATIF	Ord7,717,808

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See attachment A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Australain Tech Fund	73 Airlie Road Pullenvale Qld 4069

Signature

print name Bryan Dulhunty capacity Company Secretary

sign here date 17/ 05 /05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 603
Notice of Initial Substantial Holder

Attachment A

Item 5 - Consideration

Holder of relevant interest	Date of acquisition	Consideration $	Consideration Non-cash	Class and Number of shares
ATIF	23 November 2004	62,500	-	1,250,000
ATIF	7 December 2004	200,000	-	4,000,000
ATIF	16 May 2005	86,373	-	2,467,808

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BresaGen Limited**
ABN	**60 007 988 767**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Wolfgang Hanisch
Date of last notice	31 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities are held in name of company controlled by Dr Hanisch
Date of change	16 May 2005
No. of securities held prior to change	-
Class	-
Number acquired	247,119 ordinary shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,455
No. of securities held after change	247,119 ordinary shares 1,500,000 Unlisted options

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BresaGen Limited**
ABN	**60 007 988 767**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Meera Verma
Date of last notice	31 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 December 2004
No. of securities held prior to change	4,323 Ordinary shares 75,000 employee options 100,000 Management options 1,500,000 Unlisted options
Class	Ordinary Shares
Number acquired	180,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,380

+ See chapter 19 for defined terms.

ASX Release:

24 May 2005

Subject: Chairman's Address to Shareholders at the Company's General Meeting of Members on 24 May 2005.

ADDRESS TO BRESAGEN SHAREHOLDERS AT THE COMPANY'S GENERAL MEETING OF MEMBERS HELD IN ADELAIDE ON 24 MAY 2005

Good Morning Ladies and Gentlemen, welcome to this General Meeting of members of BresaGen Limited.

This Meeting has been called to put before you proposals to fund the ongoing operation of BresaGen because the recent rights issue failed to provide the needed funds.

I will take this opportunity to present to you the reorganised BresaGen that will emerge if the meeting today approves the proposed transactions.

The Notice of Meeting and accompanying Explanatory Memorandum details the nature of the transactions and the reasons for them.

The Company needs an expanded shareholder base comprised of sophisticated investors and institutions to enable it to access future capital needs and not further concentrate ownership in the hands of two shareholders. Approval of the resolutions today provides the Company that opportunity.

Before proceeding further I will now outline the reorganisation to which I referred to above.

The Company has been divided into 2 basic business units and they are:

- Production of bulk biopharmaceuticals and
- ProtEcol, a production optimisation consulting business.

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

- manufacture and sell large quantities of valuable therapeutics such hGH, G-CSF and alpha interferon into world markets,
- grow the ProtEcol business and
- supply and install an aseptic vial filling line to enhance ProtEcol and provide a domestic source of vial filling for Australian and overseas companies. Currently none exists.

Ladies and Gentleman I now move to the business of this meeting but before doing so I will take questions from the floor concerning my address to you.

Please confine your questions to my address. There will be ample opportunity for questions on each motion when I put it (them) to you.

BresaGen

ASX Release

24 May 2005

Subject: Results of Extraordinary General Meeting held on 24 May 2005.

The Company is pleased to announce that all resolutions put to shareholders at today's Extraordinary General Meeting were passed on a show of hands.

Proxy votes received were as follows:

Resolution	For	Against	Abstain	Chairman Directed Proxies
1.ASX Listing Rule approval of proposed agreement to issue Convertible Notes – Sophisticated Investors	8,870,612	565,058	600	3,176,192
2.1 Corporations Act related party approval of previous issue of Convertible Notes to Australian Technology Innovation Fund Limited	1,158,204	559,658	7,718,408	3,176,192
2.2 Corporations Act related party approval of existing agreement to issue Convertible Notes to Australian Technology Innovation Fund Limited	1,158,204	559,658	7,718,408	3,176,192
2.3 Corporations Act related party approval of proposed issue of Convertible Notes to Australian Technology Innovation Fund Limited	1,152,804	565,058	7,718,408	3,176,192
2.4 Corporations Act related party approval of previous issue of ordinary shares to Australian Technology Innovation Fund Limited	1,158,204	559,658	7,718,408	3,176,192

Resolution	For	Against	Abstain	Chairman Directed Proxies
3. ASX Listing Rule approval of proposed issue of Convertible Notes - Australian Technology Innovation Fund Limited	1,150,804	567,058	7,718,408	3,176,192
4.1 ASX Listing Rule approval of the issue of options to senior management - Dr S Bastiras	8,592,196	840,874	3,200	3,176,192
4.2 ASX Listing Rule approval of the issue of options to senior management - Dr C Senn	8,592,196	840,874	3,200	3,176,192
4.3 ASX Listing Rule approval of the issue of options to senior management - Mr J Yeates	8,590,196	842,874	3,200	3,176,192
4.4 ASX Listing Rule approval of the issue of options to senior management - Mr B Dulhunty	8,590,196	842,874	3,200	3,176,192

The open votes were to be directed in favour of the resolutions

Bryan Dulhunty
Company Secretary